Exhibit 99.1

PRESS RELEASE

In Line With its Business Model, TotalEnergies is Selling 50% of a
Portfolio of Renewable Assets in Portugal

•	TotalEnergies remains operator of the assets
•	The portfolio consists of wind, solar and hydroelectric assets in operation

Paris, July 2, 2025 – In line with its renewables business model, TotalEnergies announces the completion of the sale of 50% of its 604 MW wind, solar and hydro portfolio in Portugal to the Consortium composed of MM Capital Partners 2 Co., Ltd., Daiwa Energy & Infrastructure Co. Ltd., and Mizuho Leasing Co., Ltd. for a consideration of 178,5 million euros, equivalent to an enterprise value of €550 m.

Following this transaction, TotalEnergies will retain a 50% stake and continue to operate the assets. Additionally, once the regulated tariffs they benefit from expire, TotalEnergies will purchase the production of these assets, which have an average age of 16 years, and will handle their commercialization.

“We are pleased with this partnership in Portugal, a country where TotalEnergies intends to continue its development in renewables. In line with our strategy, this transaction allows us to optimize our capital allocation in our integrated electricity activities and contribute to improving the sector's profitability”, said Olivier Jouny, SVP Renewables at TotalEnergies.

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers.

As of the end of March 2025, TotalEnergies has 28 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).